Exhibit 99.1

MKDW repurchased approximately $7 million worth of its outstanding ordinary shares.

Hsinchu, Taiwan, January 2, 2026 /GlobeNewswire/ — MKDWELL Tech Inc. (NASDAQ: MKDW) (“MKDWELL” or the “Company”), an automotive electronics manufacturer, today announced that it has entered into stock repurchase agreements with certain shareholders, pursuant to which the Company has agreed to repurchase 34,580,000 ordinary shares at a price of US$0.203 per share, for an aggregate purchase price of approximately US$7 million, through a privately negotiated transaction (the “Share Repurchase”). The purchase price represents the average closing price of the Company’s ordinary shares over twelve (12) trading days immediately preceding December 16, 2025, after excluding the highest and lowest closing prices. The closing of the Share Repurchase was expected to occur within five business days from December 21, 2025, unless another time, date or place is agreed to by the parties thereto, subject to standard closing conditions.

Mr. Ming-Chia, Huang, Chairman and CEO of MKDWELL Tech Inc., stated, “Given the recent market conditions, we believe the company’s share price significantly undervalues the advantages of our business model and its long-term growth potential. Initiating this share repurchase transaction aims to actively protect shareholder value while demonstrating our confidence in the company’s strategic direction. Despite the challenges posed by current macroeconomic volatility and new US tariffs, we will remain focused on leveraging AIOT technology to comprehensively enhance consumers’ lives.”

About MKDWELL Tech Inc.

MKD Technology Inc., the main operating subsidiary of the Company, was founded in 2006 and is headquartered in Hsinchu Science Park, Taiwan, with a factory located in Jiaxing, Zhejiang Province, China. It focuses on developing automotive electronics and smart home products using AIoT technology. For more information about MKDWELL, please visit http://www.mkdwell.com

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as MKDWELL Tech Inc. ‘s strategic and operational plans, contain forward-looking statements. MKDWELL Tech Inc. may also make written or oral forward-looking statements in its periodic reports to the US Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about MKDWELL Tech Inc. ‘s beliefs and expectations, such as expectations with regard to revenue, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, the ability of the Company to execute against its goals, financial condition and results of operations; the Company’s expectations regarding maintaining and strengthening its relationships with production partners and customers; the Company’s investment plans and strategies, fluctuations in the Company’s quarterly operating results; competition in its industry; changing macroeconomic and geopolitical conditions, including evolving international trade policies and the implementation of increased tariffs, import restrictions, and retaliatory trade actions; and relevant government policies and regulations relating to the Company. Further information regarding these and other risks is included in the Company’s filings with the SEC. The Company undertakes no obligation to update any forward-looking statement, except as required under Applicable law.

For further information, please contact:

Investor Relations Contact

Email: ir@mkdwell.com